Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

August 20, 2008

Larry Spirgel Assistant Director United States Securities and Exchange Commission Washington, D.C. 20549

Re:   Vector Intersect Security Acquisition Corp.
                      Revised Preliminary Proxy Statement on Schedule 14A
                      Filed: July 16, 2008
                      File No.: 000-52247

Dear Mr. Spirgel:

On behalf of our client, Vector Intersect Security Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of the Company ’s revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Proxy Statement and all annexes filed therewith.

The Proxy Statement responds to the comments set forth in the Staff’s letter dated July 31, 2008 (the “Staff’s Letter”).

In order to facilitate your review of the Proxy Statement, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of the Proxy Statement.

General

1.    We note your response to comment one from our letter dated June 20, 2008 and the disclosure added to pages 12 and 39. Please disclose how you define "affiliate" for purposes of determining whether your officers and directors are recommending to your shareholders that they approve a business combination with an entity that is affiliated with any of our officers or directors, or that is an entity in which any of your officers and directors, or any of their respective affiliates, has a direct or indirect interest. Disclose when you determine the affiliated status of a business combination for these purposes. Explain why Mr. Derek Dunaway became President of Cyalume in connection with entering into the acquisition agreement and why this fact and the fact that he is currently President of Cyalume do not make the transaction an affiliated transaction. Discuss the control over Mr. Dunaway exercised directly or indirectly by Vector's officers, directors and affiliates of Vector and the control Mr. Dunaway exercises directly or indirectly over Cyalume.

Larry Spirgel
August 20, 2008

The disclosure on pages 13 and 42 of the Proxy Statement has been revised in accordance with the Staff’s comments.

2.    We note your response to comment two from our letter dated June 20, 2008. Please revise pages 4, 11, 77, F-38, and F-49 to reflect that the business combination with Cyalume must be approved by the holders of a majority of the outstanding Vector IPO shares, which does not include the shares held by your initial stockholders prior to the initial public offering or purchased by them in the private placement immediately prior to the initial public offering. In light of this fact, explain your disclosure in the carryover paragraph on pages 77-78 that Vector's insiders have agreed to vote the 2,062,500 shares issued to them prior to the initial public offering in favor of all of the proposals presented and that, "[b]y voting these shares for the acquisition, Vector's initial stockholders increase the number of shares held by Vector's public stockholders that must be voted against the acquisition proposal to reject the proposal." In addition, revise any statements that the business combination with Cyalume must be approved by a majority of the votes cast at a meeting of stockholders, as you disclose on page 11, since your amended and restated articles of incorporation simply requires that the business combination be approved by "the holders of a majority of the outstanding IPO Shares." Further disclose, as you do on page 1, that the business combination with Cyalume also must be approved by a majority of the total outstanding Vector shares voting at the meeting. Disclose that the approval by the holders of the majority of outstanding IPO shares is required by your articles of incorporation, and explain why the approval of the holders of a majority of total outstanding shares voting at the meeting is required to approve the business combination.

The disclosure on pages 5, 12, 29 and 84 and F-38 of the Proxy Statement has been revised in accordance with the Staff’s comments. In addition, the disclosure from the carryover paragraph on pages 77-78 cited by the Staff in the Staff’s Letter has been deleted.

3.    We note your responses to comments three and 34 from our letter dated June 20, 2008 and the added disclosure in your preliminary proxy statement that, while Vector has signed a term sheet for $30 million out of the $37 million possibly needed to fund the purchase price of the Cyalume acquisition, such term sheet does not constitute a commitment to lend by the financing party. We also note the risk factor on page 22 stating that there is no guarantee that either the $30 million covered by the term sheet or the $10 million additional financing currently being sought will be obtained.

Prominently disclose throughout the proxy statement that you have not obtained financing for the $26 million to $37 million shortfall you need to fund the cash portion of the consideration. Remove any inference that the term sheet with TD Banknorth N.A. constitutes a loan commitment. For example, do not refer to the term sheet as the "TD Loan." Disclose when you need to obtain the financing and what will happen if you do not receive it. Disclose the reasons why you have not obtained the full amount necessary to provide for a 19.99% conversion, the reasons for splitting the amount you seek to borrow into three different loan facilities, and whether you sought an amount greater than $30 million from T.D. Banknorth N.A. Provide detailed disclosure with respect to your efforts to seek an additional $10 million in financing.

Larry Spirgel
August 20, 2008

The disclosure on pages 10-11 and 33-34 of the Proxy Statement has been revised in accordance with the Staff’s comments. With respect to the transaction with TD Banknorth, the Company has signed a commitment letter for such facility since the last filing of the proxy statement and the signing of such commitment is disclosed in the proxy statement.

4.    We note that Cyalume will be the borrower under the three loan facilities under the term sheet with TD Banknorth N.A. Please clarify how such an arrangement will work, since the consideration to be paid by Vector is due prior to closing pursuant to Section 2.3 of the Stock Purchase Agreement and you disclose that the loan facilities are necessary to pay such consideration.

The disclosure on pages 10 and 33 has been revise to indicate that the loans will close concurrently with the transactions.

5.    We also note your response to comment three from our letter dated June 20, 2008 regarding the possibility that the terms of the financing could change or additional financing be obtained after the mailing of a proxy statement to stockholders. Please disclose how you intend to inform shareholders of material changes to the terms of the financing set forth in the term sheet with TD Banknorth N.A. or additional financing after the mailing of the proxy statement. In addition, please provide written confirmation in your response letter that the company is aware of the requirements set forth in Rule 14a-9 of the Securities Exchange Act of 1934 and that re-solicitation may be required if there are material changes that would render the disclosure that was previously provided to shareholders materially misleading or would change a shareholder's voting or conversion decision.

The disclosure on pages 11 and 33 has been revised in accordance with the Staff’s comments. The Company is aware of its obligations pursuant to Rule 14a-9 of the Securities Act and acknowledges that re-solicitation may be required if there are material changes to the terms of the transaction that would render the previously provided information materially misleading or would be likely to change a reasonable stockholder’s voting or redemption decision.

6.    We note your response to comment five from our letter dated June 20, 2008 and your added disclosure in the letter to stockholders and on pages ten and 41. In light of the non-accredited investor that you note is one of the beneficial owners of GMS Acquisition Partners, please provide a legal analysis as to the basis for your reliance upon Section 4(2) in the context of the offers described on page 41. Please confirm whether you will be relying upon Section 4(2) for the distribution of Vector stock described in the letter to stockholders and on page ten, and provide a legal analysis as to the basis for your reliance.

Larry Spirgel
August 20, 2008

The stock purchase agreement to acquire all of the outstanding shares of Cyalume was entered into by GMS Acquisition Partners Holdings, LLC, which is the sole stockholder of Cyalume and an accredited investor. It is the Company’s understanding, however, that GMS intends to distributes the shares it receives to its beneficial owners, one of whom is not an accredited investor (which is why the Company determined that it was appropriate to disclose the names of such beneficial owners in the Company’s prospectus). Such beneficial owners of GMS have not yet signed any agreements or arrangements with respect to acquiring the shares of the Company, although, in order to receive shares of the Company’s securities, GMS has agreed that each of such stockholders will have to make certain representations and warranties as are typical for a private placement pursuant to Section 4(2) of the Securities Act. In addition, the single non-accredited investor in GMS will be provided with the appropriate information relating to Vector, including a final copy of the Company’s proxy statement, prior to the closing of the transactions contemplated by the stock purchase agreement.

Summary of the Material Terms of the Acquisition, page 1

7.    We note the disclosure contained at the bottom of page two and on page 106 relating to the schedule pursuant to which the former beneficial owners of Cyalume may dispose of the Vector common stock to be received as consideration in the proposed transaction. Please revise your preliminary proxy in both locations to clarify that such shares are subject to the same Rule 144 restrictions applicable to the currently unregistered Vector shares that you discuss on page 107. See Release No. 33-8869.

The disclosure on pages 2 and 114 has been revised in accordance with the Staff’s comments.

Questions and Answers About the Proposals, page 3

8.    We note the statement contained in the answer to the first question presented on page eight that abstentions will have no effect on the vote relating to the acquisition. Please reconcile this disclosure with your response to comment 35 from our letter dated June 20, 2008 and the revised disclosure on page 28.

The disclosure on page 8 has been revised in accordance with the Staff’s comments.

The Acquisition, page 10

9.    Please explain your reference to interest rate hedging.

The disclosure on pages 11 and 34 has been revised in accordance with the Staff’s comments.

10.    We note the disclosure on pages 12, 25, and 28 that Winston Churchill, Vector's Secretary and a director, along with certain other persons not affiliated with Vector or Cyalume, formed a company in July 2008 to purchase up to $10 million worth of Vector common stock prior to Vector's shareholder meeting. Please disclose the identity of the company. Disclose whether any of the parties who formed the company or are providing funding for the stock purchases are affiliated with Vector, Cyalume or Rodman & Renshaw. Disclose the number of shares subject to purchase based on the $10 million cap and the current price of Vector's common stock and the percentage of IPO shares this amount represents.

Larry Spirgel
August 20, 2008

The transaction described in the proxy statement previously and referred to in the Staff’s comment was not consummated and no arrangement of the type described has been entered into or is currently contemplated to be entered into. However, the disclosure in the proxy statement has been revised on pages 12 and 29 to indicate that although there are no arrangements to do so, management may purchase shares of the Company’s common stock from stockholders who would have otherwise voted against the transaction with Cyalume.

11.    Disclose how the company formed in July 2008 will identify which Vector common shares to purchase, whether in private or open-market transactions, including whether any public stockholder's intention to vote against the Cyalume transaction will be a criterion for selecting that stockholder's shares and, if so, whether the company formed in July 2008 or its representatives will entertain any offers to purchase before a public stockholder's intention to vote against the Cyalume transaction is publicly disclosed.

Please see the response to comment 10.

12.    Since the company formed in July 2008 to purchase up to $10 million Vector shares was formed by Winston Churchill, disclose how the following agreements apply to that entity and the shares it purchases:

•	The agreement by Mr. Churchill to vote any shares he acquires in the after market for approval of any business combination;

•	The agreement by Mr. Churchill not to demand redemption of any shares owned by him; and

•	The waiver by Mr. Churchill of his rights to participate in any liquidation of the company with respect to any shares they own, including shares purchased in the after market.

Update your disclosure about interests of your officers and directors in the Cyalume acquisition to reflect any additional interests that may arise due to purchases by this entity affiliated with Mr. Churchill.

Please see the response to comment 10.

13.    We note the substantial number of warrants purchased by Messrs. Eitan and Churchill through SCP Private Equity Management Company. Please disclose these purchases as well as the role, if any, such warrants may play in efforts to secure approval of the Cyalume transaction by Vector's public stockholders in light of the other efforts by your management and underwriters to secure such approval. For example, disclose whether the warrants may be transferred to other parties as part of a private transaction and as inducement to vote for approval of the transaction.

Larry Spirgel
August 20, 2008

The disclosure on pages 13 and 111 has been revised in accordance with the Staff’s comments.

14.    Provide a subsection in the summary and in the body of the proxy statement that discusses the efforts by Vector, Cyalume, Rodman & Renshaw, or their affiliates to secure approval of the business combination with Cyalume by holders of Vector's IPO shares.

The disclosure on pages 17 and 31 has been revised in accordance with the Staff’s comments.

Certain Information About Cyalume's Current President, page 12

15.    We note your disclosure that Derek Dunaway was not affiliated with SCP Partners in any way from February 2001 until 2007, when he became a consultant for Vector. Please reconcile this disclosure with your disclosure on page 93 and include his position at Selway. Clarify what is meant by the term SCP Partners Portfolio Company. We note that Mr. Dunaway is still listed as a Vice President of Selway at http://www.selway.com/partners.asp and Yaron Eitan and Winston Churchill are listed as CEO and Chairman of Selway, respectively.

As discussed with the Staff, as of the date of this letter, Mr. Dunaway’s name has been removed from the websites of SCP Partners and Selway. The disclosure on page 99 has been reconciled with the disclosure that appears on page 13.

Risk Factors, page 17

The combined company's working capital could be reduced..., page 20

16.    Please revise this risk factor in light of the fact that you have not secured sufficient funds to provide for converting stockholders.

The risk factor beginning on page 21 has been revised in accordance with the Staff’s comment.

Proposal to Acquire Cyalume, page 30

Background, page 34

17.    We note your response to comment 39 from our letter dated June 20, 2008 and the disclosure added to page 36. Please clarify why you believe that the reduction of debt that would occur once Vector acquires Cyalume would result in improved operating results. Address how the additional financing required to consummate the acquisition factors into that analysis.

The disclosure on page 38 has been revised in accordance with the Staff’s comment.

Larry Spirgel
August 20, 2008

18.    We note your response to comment 40 from our letter dated June 20, 2008 and the disclosure added to pages 12, 37, and 39. Please disclose when any of Vector's officers, directors, initial shareholders (including real persons acting in any capacity for such), its IPO underwriters and consultants first obtained any knowledge of Cyalume as an acquisition candidate.

The disclosure on page 40 has been revised in accordance with the Staff’s comments.

19.    We note your response to comment 41 and the revised disclosure beginning on page 35. Please clarify in the second full paragraph on page 36 that Cyalume's revenues were $27 million for the 12 months ended December 31, 2006, less than the $50 million requirement you disclose on page 35. Please further clarify why Vector chose to propose the Cyalume acquisition instead of one of the others described in this section. Discuss any efforts to locate a target company other than Cyalume after September 19, 2007.

The disclosure on page 39 has been revised in accordance with the Staff’s comments.

Time Line, page 36

20.    Disclose why Mr. Dunaway met with Mr. Klein of SMH Capital on September 19, 2007 and why Vector agreed to provide a finders fee to SMH.

The disclosure on page 39 has been revised in accordance with the Staff’s comments.

21.    Disclose the circumstances surrounding Messrs. Jachmann's and Weinroth's separation from Cyalume and removal from its board, respectively, as well as the reasons for Mr. Dunaway's appointment as Cyalume's President on February 14, 2008, including any negotiations or agreements leading up to such appointment, and the parties involved. Disclose the material terms of Mr. Dunaway's employment agreement. Disclose that Mr. Dunaway will not remain with Cyalume if the transaction is not approved.

The disclosure on pages 13 and 41 has been revised in accordance with the Staff’s comments. The disclosure has been revised to provide that Mr. Dunaway would, in fact, remain with Cyalume in the event that a transaction were not consummated.

Vector's Reasons for the Acquisition and Its Recommendation, page 40

22.    We note your response to comment 54 from our letter dated June 20, 2008 and the revised disclosure at the top of page 41 that Vector's board concluded the financial strength of the combined company would overcome the negative financial factors the board identified in its analysis, specifically by reducing Cyalume's debt and its annual interest payments. Please revise to clarify the basis of such assertion.

The disclosure on pages 44-45 has been revised in accordance with the Staff’s comments.

Larry Spirgel
August 20, 2008

23.    Please quantify in dollar terms the increase in ammunition manufacturing noted in bullet point three on page 41.

The disclosure on page 43 has been revised in accordance with the Staff’s comments.

Negotiations with Cyalume, page 41

24.    We note your disclosure that the final letter of intent dated December 28, 2007 detailed and revised the form of the consideration to be paid and the persons who would receive payment. Please discuss these changes and the reasons for the changes.

The disclosure on page 45 has been revised in accordance with the Staff’s comments.

25.    We note your response to comments 44, 50, and 83 from our letter dated June 20, 2008, along with the disclosure added to page 42. Disclose all financial projections exchanged between Vector and Cyalume and all projections reviewed by Vector's advisors, or advise us why they are not material. Also disclose the bases for and the nature of the material assumptions underlying the projections.

The disclosure on page 46 has been revised to provide details on what the Company believes are the projections that would be material to a stockholder in making a decision to vote on the transaction with Cyalume.

26.    We note your disclosure on page 41 that Vector, along with Rodman & Renshaw, performed analyses indicating that Cyalume had a valuation of $165 million. Please revise to clearly summarize the analyses performed in arriving at such valuation, including the nature of any material assumptions or projections used, along with the reasonable basis for relying upon such assumptions or projections.

The disclosure on page 46 has been revised in accordance with the Staff’s comments.

27.    We note your response to comment 46 from our letter dated June 20, 2008 and the revised disclosure on page 41. Please clarify your disclosure to specify when Vector's board approved the transaction with Cyalume. The additional disclosure does not make it clear whether Vector's board approved the transaction on January 16, 2008, February 14, 2008, or some other date.

The disclosure on page 41 has been revised in accordance with the Staff’s comment.

28.    We note your response to comment 48 from our letter dated June 20, 2008 and the revised disclosure on page 41. Please revise to disclose whether Vector's board considered what appear to be flat revenues from 2006 to 2007 after taking into account one time charges when determining the consideration to be paid for the present transaction ($120 million).

The disclosure on page 45 has been revised to indicate that the Company’s Board of Directors believed that certain one-time adjustments would not occur in future years.

Satisfaction of the 80% Test, page 42

Larry Spirgel
August 20, 2008

29.    We note your response to comment 49 from our letter dated June 20, 2008 and the revised disclosure on page 42. We also note that ValueScope's statement in its fairness opinion with respect to enterprise value was qualified subject to the due diligence performed by Vector described in the December 28, 2007 letter of intent, which, from your disclosure, could include the 2008-2012 financial projections supplied by Cyalume.

Please provide a copy of the December 28, 2007 letter of intent and revise your disclosure on page 42 to describe the due diligence performed by Vector as set forth in the December 28, 2007 letter of intent. Disclose whether the Vector board believes that their due diligence would change the enterprise value contained in the ValueScope fairness opinion.

The disclosure on page 47 has been revised in accordance with the Staff’s comments. Under separate cover, pursuant to Rule 12b-4, the Company is providing you a copy of the December 28, 2007 letter of intent.

Opinion of ValueScope, Inc., page 42

30.    We note your response to comment 52 from our letter dated June 20, 2008. Please disclose the amount paid by Selway Partners to ValueScope pursuant to the disclosure required by Item 1015(b) of Regulation M-A. In addition, provide the disclosure requested in prior comment 52 for Rodman and Renshaw.

The disclosure on pages 47 and 53 has been revised in accordance with the Staff’s comments.

Guideline Public Company Analysis, page 45

31.    We note your response to comment 54 and the disclosure added to page 46 that ValueScope did not limit the final selection of a comparable group in financial terms due to the scarcity of candidates fitting the primary criteria. Please disclose whether any of the specified target companies were similar to Cyalume in financial terms (e.g., operating at a loss for the most-recently completed fiscal year, or with revenues very near Cyalume's for such period). If so, please specify. Provide similar disclosure with respect to the target companies under the comparable transaction analysis.

The disclosure on pages 49 and 50 has been revised in accordance with the Staff’s comments.

Material Federal Income Tax Consequences, page 49

32.    We note your statement that neither Vector nor the current holders of its common stock should recognize gain or loss. We note similar statements of uncertainty regarding the material tax consequences of to a stockholder who exercises redemption rights. Please revise your disclosure here and on page 16 to discuss why there is uncertainty, to disclose the possible alternative tax consequences and to provide disclosure of the risks to Vector shareholders.

Larry Spirgel
August 20, 2008

The disclosure on page 26 has been revised in accordance with the Staff’s comments.

Proposal to Change Name to Cyalume Technologies Holdings, Inc., page 50

Proposal to Amend Vector's Certificate of Incorporation..., page 51

33.    Please explain your disclosure on pages 50 and 51 that, "[i]f the acquisition proposal is not approved, this proposal will not be presented at the meeting." This disclosure suggests that shareholders will not be able to vote on the two proposals to amend your certificate of incorporation. If, instead, shareholders will vote on these proposals, but the consummation of the proposals is conditioned on approval of the acquisition, please revise to so state.

The disclosure on pages 55 and 56 has been revised in accordance with the Staff’s comments.

Information About Cyalume, page 55

Customers, page 55

34.    We note your response to comment 57 and the disclosure added to pages 55-56. Tell us why you believe that the amount or percentage of revenues attributable to each of Cyalume's three largest contracts would not be material to shareholders and why you believe that disclosure of the significant ranges of revenues attributable to each contract adequately conveys the significance of the contracts to Cyalume. In this regard, you should disclose the amount or percentage of revenues attributable to any customer that represented 10% or more of Cyalume's total revenues in 2007 or the most recent interim period.

The disclosure on page 61 has been revised to provide the approximate dollar value associated with each contract.

Cyalume Management's Discussion and Analysis, page 63

EBITDA (a Non-GAAP Financial Measure), page 64

35.    You disclose that EBITDA provides information to investors regarding your liquidity. Since management uses EBITDA as a non-GAAP measure to evaluate liquidity, this measure should also be reconciled to the most closely comparable GAAP measure of liquidity, cash flows from operating activities. Also expand your disclosure to explain why management believes the presentation of EBITDA provides useful information to investors regarding its liquidity.

Disclose in more detail how Adjusted EBITDA provides a more normalized view of Cyalume's performance. Also disclose the manner in which management uses Adjusted EBITDA to conduct or evaluate your business activities.

Larry Spirgel
August 20, 2008

You disclose that Adjusted EBITDA is a key component in determining your compliance with debt covenants. Please include the following items in your disclosures:

•	Describe the Adjusted EBITDA requirements under your credit agreements;

•
Compare the non-GAAP measure you disclosed with the required Adjusted EBITDA metric under the financial covenant, if calculated in a different manner from the amount you disclose as Adjusted EBITDA; and

•	Disclose whether or not you were in compliance with the financial covenants.

The disclosure on pages 69-72 has been revised in accordance with the Staff’s comments.

Overview, Years Ended December 31, 2007 and 2006, page 66

36.    We note your response to comment 60 and the disclosure added to page 67. It is not clear why you have only included disclosure with respect to a $26 million debt facility since you have already executed a term sheet for $30 million. Please revise to disclose the debt load a combined Vector/Cyalume would face upon the consummation of the proposed acquisition (which would appear to be $40 million, including the possibility of the additional $10 million financing you currently seek) or advise as to the reasonable basis for using $26 million. Furthermore, disclose the interest rate used to estimate interest expense savings and the basis for using that interest rate.

The disclosure on page 73 and 74 has been revised in accordance with the Staff’s comments.

37.    We note your response to comment 62 and the disclosure added to page 66. Please revise to disclose the increase in revenues attributable to the strengthening of the Euro versus the U.S. dollar.

The disclosure on page 73 has been revised in accordance with the Staff’s comments.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 83

38.    Refer to your responses to comments 66 and 67 from our letter dated June 20, 2008 and your discussion of the TD Banknorth term sheet on pages 31 and 32. While we note that you state you have signed a definitive term sheet, we also note that the term sheet does not constitute a commitment to lend by TD Banknorth and that the proposed terms are subject to negotiation and agreement. It appears that the terms of the proposal are not binding and therefore are not factually supportable as contemplated by Rule 11-02(a)(6) of Regulation S-X. Please revise Notes b, g, gl, g2, g3 and g4 on pages 90 and 91 to disclose the basis for the interest rate used in the pro formas and disclose the impact of a 1/8 variance in the interest rate. Please provide us with a detailed analysis of your determination of the current interest rate in the absence of a binding agreement for financing, if this rate differs from the Cyalume historical interest rate.

Larry Spirgel
August 20, 2008

As discussed in the response to comment 10, a commitment letter with TD Banknorth has been entered into by the Company. The notes g1-g5 on page 98 have been revised in accordance with the Staff’s comments.

39.    Refer to your response to comment 70 from our letter dated June 20, 2008. We note that the resignations occurred concurrently with the signing of the definitive agreement but that the definitive agreement was not contingent on the resignations and did not include the severance packages. Therefore, it does not appear that the severance costs are directly attributable to the transaction. Please revise Note 1 and the pro forma financial information to exclude the severance costs as a pro forma adjustment. Consider providing disclosure of potential cost savings in the notes, if you believe that the positions occupied by those employees covered by the severance packages will not be replaced. If so, please tell us the basis for your belief.

As discussed on page 41, the resignations were contingent on the signing of the definitive agreement since the Company would have not signed the definitive agreement but for the resignations of such persons. Therefore, such costs should be attributable to the transaction.

Financial Statements — Vector Intersect Security Acquisition Corp.

Note 1 — Organization, Proposed Business Operations and Summary of Significant Accounting Policies, page F-51

40.    We note on page F-31 that you settled "all open issues" between you and the former stockholders in arbitration and received $3 million in the settlement. We also note on page 20 that you are in the process of resolving pending litigation relating to several contractual disputes arising from the separation of your business from OLLC. Please expand or revise the disclosure on pages 20 and F¬31 to resolve this inconsistency or tell us the difference between these two legal matters. Also, if the litigation discussed on page 20 is still unresolved, please expand the disclosure on page F-31 to include FAS 5 disclosure of the contingency.

The disclosure refers to two different proceedings, one of which was settled. The disclosure on pages 21 and F-31 has been revised in accordance with the Staff’s comments.

41.    We note your response to comment 78 from our letter dated June 20, 2008 and the revised disclosure at page F-31. It appears that the litigation with former stockholders involve matters that could impact the value of the acquired operations. Please also tell us in more detail how you evaluated these matters in assessing whether the settlement should be accounted for as a reduction of the purchase price. In your response please discuss whether the arbitration agreement explicitly classified the settlement as relating to operations subsequent to the date of the business combination and whether the stock purchase agreement included the other agreements for representations, warranties, contracts and covenants referred to on page F-31. We may have further comment based on your response.

Larry Spirgel
August 20, 2008

The Company’s disclosure on page F-31 of the Proxy indicates that “No consideration was given to whether the disputes being resolved arose in the purchase process or pursuant to subsequent events and the settlement was not deemed to be an adjustment to the purchase price.” The phrase “no consideration was given” refers to the fact that the settlement agreement between the two parties did not explicitly address how the settlement proceeds were to be categorized (i.e. related to the business combination or activities subsequent to the business combination). The phrase does not refer to the Company’s evaluation and assessment as to whether the settlement should be considered a reduction of the purchase price. Specifically, the settlement agreement between the parties indicated “…in order to avoid uncertainties, burdens and expense of litigation and without making any admission of liability or wrongdoing, the Parties have reached an amicable resolution of their disputes…” The Company, considering the terms of this settlement, the facts and circumstances leading up to the claims and ultimate settlement of them and relevant accounting guidance, ultimately concluded a reduction in purchase price was not appropriate.

In reaching this conclusion, the Company considered the following guidance:

•
FAS 141 - paragraphs 25 - 27 - addressing contingent consideration and paragraph 40 and Appendix F - addressing pre-acquisition contingencies; concluding, as discussed in our response to the Staff’s comment letter dated June 20, 2008, that the purchase agreement did not provide for any contingent consideration and that the matters settled in the settlement agreement were not, in fact, pre-acquisition contingencies and therefore, consideration of the settlement as a reduction of purchase price would not be appropriate.

•
  FAS 141 - paragraph B177 - indicating that the Board concluded contingencies relating to litigation over an acquisition should be accounted for in accordance with FAS 16, which indicates that “economic events”, which include litigation settlements, should be recorded in the period in which they occur. Following this guidance, the Company concluded recognition of the net gain in the period of settlement was appropriate.

Given the Staff’s comments, the Company has modified the language on page F-31 to clarify the consideration given to the evaluation process and the guidance relied upon in reaching its conclusion.

With regards to the Staff’s question as to whether the arbitration (settlement) agreement explicitly classified the settlement as relating to operations subsequent to the date of the business combination; it did not. Likewise, however, the arbitration agreement did not specify the settlement specifically related to claims arising from the business combination, as opposed to claims resulting subsequent to the business combination and therefore, the Company believes FAS 16 as cited above, provides the relevant accounting guidance. (Please refer to the Company’s discussion above with regards to the specific language regarding the settlement agreement.) Nonetheless, the Company notes that there were two escrow accounts created by the stock purchase agreement to cover any claims paid, one for a purchase price adjustment and one for indemnifications. The settlement proceeds received by the Company were explicitly stated as being paid out of the indemnification escrow, in recognition by both parties that no adjustment to the purchase price was being acknowledged by either party.

Larry Spirgel
August 20, 2008

Lastly, with regards to the Staff’s question as to whether the stock purchase agreement included the other agreements for representations, warranties, contracts and covenants; the answer is yes, it did. That being the case, however, the Company respectfully points the Staff to the language of the settlement agreement included above and the intentions of the parties with regards to the settlement; which forms the basis for the Company’s accounting treatment for the settlement.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me at (212) 407-4866.

Very truly yours,

/s/ Giovanni Caruso
Giovanni Caruso